Exhibit 4.6

Schedule of Investors

Investors	Number of Shares Purchased	Purchase Price Per Share	Aggregate Purchase Price
Cranshire Capital, L.P.	80,000	$5.50	$440,000.00
Deutsche Bank AG, London Branch	85,000	$5.50	$467,500.00
Elliott Associates, L.P.	34,000	$5.50	$187,000.00
Elliott International, L.P.	51,000	$5.50	$280,500.00
Fuller & Thaler Behavioral Finance Fund, Ltd.	610,000	$5.50	$3,355,000.00
Portside Growth and Opportunity Fund	100,000	$5.50	$550,000.00
S.A.C. Capital Associates, LLC	700,000	$5.50	$3,850,000.00
Smithfield Fiduciary LLC	775,000	$5.50	$4,262,500.00
Special Situations Cayman Fund, LP	154,545	$5.50	$849,997.50
Special Situations Fund III, LP	465,910	$5.50	$2,562,505.00
Special Situations Private Equity Fund, LP	154,545	$5.50	$849,997.50
UBS O’Connor LLC f/b/o O’Connor PIPES Corporate Strategies Master Ltd.	90,000	$5.50	$495,000.00